UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 22
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Casey’s General Stores, Inc.
(Name of Subject Company)
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Casey’s General Stores, Inc.
(Name of Person Filing Statement)
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Common Stock, no par value per share
(Title of Class of Securities)
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147528103
(CUSIP Number of Class of Securities)
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William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Allen Finkelson, Esq. George F. Schoen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 22 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Casey’s General Stores, Inc. (“Casey’s”), an Iowa corporation.  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 8, 2010, as amended (together with any amendments and supplements thereto, the “Schedule 14D-9”), and relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation, as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, as amended (together with any amendments and supplements thereto, the “Schedule TO”), to purchase all outstanding shares of common stock, no par value per share, of Casey’s (“Casey’s Common Shares”), together with the associated Rights, for $38.50 per Casey’s Common Share in cash, upon the terms and subject to the conditions set forth in Couche-Tard’s Offer to Purchase dated June 2, 2010, as amended, and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 1.  SUBJECT COMPANY INFORMATION

“Item 1. Subject Company Information - Securities” of the Schedule 14D-9 is hereby amended and restated in its entirety with the following:

The title of the class of equity securities to which this Statement relates is the common stock, no par value per share, of the Company (“Casey’s Common Shares”), together with the associated rights (the “Rights”) to purchase Series A Serial Preferred Stock, no par value per share, of the Company (the “Series A Preferred Stock”) issued pursuant to the Rights Agreement dated as of April 16, 2010 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent.  As of September 2, 2010, there were 37,847,026 Casey’s Common Shares issued and outstanding and an additional 5,866,792 Casey’s Common Shares were reserved for issuance under Casey’s equity compensation plans, of which up to a maximum of 894,792 Casey’s Common Shares were issuable or otherwise deliverable in connection with the vesting of outstanding equity awards of Casey’s.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

“Item 2. Identity and Background of Filing Person - Offer” of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph with the following:

This Statement relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation (“Couche-Tard Sub”), as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, as amended (as amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding Casey’s Common Shares, together with the Rights, for $38.50 per Casey’s Common Share in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2010, as amended (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). Couche-Tard and Couche-Tard Sub initially filed the Schedule TO with the Securities and Exchange Commission (the “SEC”) on June 2, 2010.  The value of the original consideration offered, together with all of the terms and conditions applicable to the tender offer as modified through July 21, 2010, is referred to as the “Original Offer” and the value of the first modification to the consideration offered, together with all of the terms and conditions applicable to the tender offer as modified through August 31, 2010, is referred to as the “First Amended Offer”. The Schedule TO states that the Offer will expire at 5:00 p.m., New York City time, on Thursday, September 30, 2010, unless Couche-Tard or Couche-Tard Sub extends the Offer.

“Item 2. Identity and Background of Filing Person - Offer” of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth bullet point in the third paragraph in its entirety as follows:

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Couche-Tard having available to it proceeds of financings contemplated by the Credit Agreement (as defined in the Offer to Purchase) and its existing credit facilities or such other financings that are sufficient, together with cash on hand, to consummate the Offer and the Proposed Merger, and to refinance, as necessary, all debt of Casey’s and Couche-Tard that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Proposed Merger, or the financing thereof, and to pay all related fees and expenses;

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

“Item 3.  Past Contacts, Transactions, Negotiations and Agreements - Arrangements between Casey’s and its Directors and Executive Officers - Consideration Payable Pursuant to the Offer and the Second-Step Merger” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

As a result of the increase by Couche-Tard in the Offer Price to $38.50 on September 1, 2010, the information regarding the consideration payable pursuant to the Offer and the Second-Step Merger has been updated as follows:

As of September 2, 2010, the Company’s directors and executive officers set forth on Annex A hereto beneficially owned an aggregate of 348,405 Casey’s Common Shares (including shares held in the Company’s 401(k) Plan as of April 30, 2010). If such directors and executive officers were to tender all of such Casey’s Common Shares pursuant to the Offer and each Casey’s Common Share was exchanged for the Offer Price, such directors and executive officers would receive an aggregate of approximately $13,413,593.

As of September 2, 2010, Casey’s directors and executive officers held options to purchase an aggregate of 273,000 Casey’s Common Shares, with exercise prices ranging from $11.74 to $26.92 and an aggregate weighted average exercise price of $22.00 per share, 200,500 of which were vested and exercisable as of that date.

The following table summarizes, with respect to each of the Company’s directors and executive officers set forth on Annex A hereto, the aggregate, positive difference in value between $38.50 and the per share exercise prices (the “Spread Value”) of the vested and unvested options to purchase Casey’s Common Shares held by such directors and executive officers as of September 2, 2010:

Name	Casey’s Common Shares Subject to Unvested Options (#)	Aggregate Spread Value of Unvested Options ($)	Casey’s Common Shares Subject to Vested Options (#)	Aggregate Spread Value of Vested Options ($)
Robert J. Myers	—	—	20,000	294,000
Terry W. Handley	20,000	264,800	40,000	805,800
William J. Walljasper	20,000	264,800	32,000	591,720
Sam J. Billmeyer	20,000	264,800	30,000	538,200
Julie L. Jackowski	12,500	165,500	24,500	408,570
Kenneth H. Haynie	—	—	18,000	355,000
Johnny Danos	—	—	12,000	198,180
William C. Kimball	—	—	12,000	198,180
Diane C. Bridgewater	—	—	6,000	78,780
Jeffrey M. Lamberti	—	—	4,000	50,000
Richard A. Wilkey	—	—	2,000	26,020
H. Lynn Horak	—	—	—	—

“Item 3.  Past Contacts, Transactions, Negotiations and Agreements - Arrangements between Casey’s and its Directors and Executive Officers - Potential Severance and Change of Control Benefits - Equity Awards” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

Based on compensation and benefit levels as of September 2, 2010 and assuming that the Offer is consummated on September 30, 2010 and that each executive officer experiences a Qualifying Termination of employment at that time, the executive officers would be entitled to receive the following cash severance payments and other benefits under their change of control and severance agreements.

Name	Severance Pay ($)	Post-Employment Welfare Benefits($)
Robert J. Myers	3,069,000	192
Terry W. Handley	1,808,250	33,802
William J. Walljasper	1,585,500	26,351
Sam J. Billmeyer	1,525,500	28,348
Julia L. Jackowski	1,126,500	26,750

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

“Item 4. The Solicitation or Recommendation - Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by  replacing the first two paragraphs with the following:

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Casey’s financial and legal advisors, the Board, at a meeting held on September 6, 2010, determined by unanimous vote that the Offer is not in the best interests of Casey’s and its shareholders and other constituencies.

Accordingly, for the reasons described in more detail below, the Board recommends that Casey’s shareholders reject the Offer and NOT tender their Casey’s Common Shares in the Offer.

“Item 4. The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Background of the Offer” of the Schedule 14D-9 is hereby amended and supplemented by replacing all references to “the Offer” with references to “the First Amended Offer”.

“Item 4. The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Background of the Offer” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

On September 1, 2010, Couche-Tard announced that it had increased the Offer Price to $38.50 per Casey’s Common Share and  entered into a credit agreement with a consortium of Canadian and international financial institutions to provide financing for the Offer.  On the same day, Couche-Tard filed an amendment to the Schedule TO with the SEC.  Later that day, Casey’s issued a press release advising its shareholders not to take any action regarding the Offer.

On September 2, 2010, Mr. Myers received a call from a strategic third party preliminarily proposing a consensual transaction at $40.00 per Casey’s Common Share in cash (the “Third Party Proposal”).

On September 2, 5 and 6, 2010, the Board met with members of senior management and representatives of the Advisors. During these meetings, Goldman Sachs discussed its financial analysis of the Offer and, at the September 6 meeting, rendered an oral opinion to the Board, subsequently confirmed in writing, that as of September 6, 2010 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Casey’s Common Shares (other than Couche-Tard Sub and any of its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders.  After a thorough review of the terms and conditions of the Offer, the Board, by unanimous vote, concluded that the Offer is not in the best interests of Casey’s and its shareholders and other constituencies, and that shareholders should reject the Offer and not tender their Casey’s Common Shares in the Offer.  At the meetings on September 2, 5 and 6, 2010, the Board also reviewed the Third Party Proposal and, after consultation with the Advisors, unanimously determined that the Third Party Proposal substantially undervalues the Company.  While the Board firmly believes that Casey’s value substantially exceeds $40.00 per Casey’s Common Share, it has authorized discussions with the third party to explore whether a transaction can be reached that reflects true value of Casey’s and is in the best interests of Casey’s, its shareholders and its other constituencies.

“Item 4. The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Reasons for Recommendation” of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

    The Offer, other than the increase in the Offer Price, the revised condition relating to Couche-Tard’s financing (as set forth in the fourth bullet point of the first paragraph of Annex B attached hereto) and the additional condition, added on August 2, 2010, relating to the incurrence of indebtedness by Casey’s (as set forth in clause (6) of subparagraph (f) to the second paragraph of Annex B attached hereto), remains unchanged from the Original Offer and the First Amended Offer that were considered by the Board on June 6, 2010 and on July 27, 2010, respectively. The Board has conducted a thorough review of the Offer after consultation with management and the Advisors. After considering its legal responsibilities as directors under applicable law, the Board determined that the Offer is not in the best interests of Casey’s and its shareholders and other constituencies, and that shareholders should reject the Offer and not tender their Casey’s Common Shares in the Offer.

The Board considered the following factors in its evaluation of the Offer and in support of its recommendation that Casey’s shareholders reject the Offer and not tender their Casey’s Common Shares in the Offer:

The Board believes that the Offer Price substantially undervalues Casey’s and that the Company’s industry-leading performance, significant growth opportunities, strong balance sheet and exceptional management and employees can create far greater value for shareholders than that reflected in the Offer Price.

Consistent industry-leading positive same-store sales growth and stock price performance

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The Company’s inside same-store sales growth has been positive for 27 consecutive quarters, averaging 5.9% for the five fiscal years ended April 30, 2010, versus the convenience store peer average1 of 3.5% for the comparable fiscal period. This outstanding performance has been driven by the strength of Casey’s proprietary prepared food program, which has achieved a 8.3% same-store sales growth average over the same five year period. For the first quarter of the 2011 fiscal year, inside same-store sales increased 2.1%, and the Company expects inside same-store sales growth to trend favorably over the remainder of the 2011 fiscal year.

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The Company’s stock price has consistently outperformed the peer group and the broader market. In the three year period ending April 8, 2010 (the day prior to the public announcement of Couche-Tard’s acquisition proposal), Casey’s stock increased 24%, compared to an average decrease of 46% for the convenience store peer group and a decrease of 18% for the S&P 500.

Significant opportunities to further expand its business and geographic footprint through strategic acquisitions and new store openings

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The Company’s disciplined approach to acquisitions has served it well and helped drive its strong operational and stock price performance. Casey’s will continue to increase the number of stores in its current territory and expand its geographic footprint by opening stores in locations where it can achieve the maximum return on investment. Casey’s is excited about its opportunities to continue its growth trajectory.

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As part of its expansion plans, the Company is seeking to enter into several new states and already has commitments in place with respect to its Arkansas expansion. As a result of the Company’s exceptional infrastructure, including the Company’s self-operated distribution network, Casey’s has ample capacity to support the expansion plans.

1 Peers include Couche-Tard, Susser and The Pantry.

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The Company is ahead of schedule in achieving its fiscal 2011 growth goal of increasing total stores by 4-6%.  The Company recently signed commitments to acquire an additional 52 stores by end of calendar year and expects to announce additional acquisitions in the near future.

Improved store economics from new store design and remodel program

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In fiscal 2009, Casey’s launched an exciting new store design program focused on maximizing its return on the investment in its stores. The new larger store design capitalizes on high-margin, high-turning categories and includes increased cooler capacity, expanded coffee and fountain offerings and a made-to-order sub-sandwich program. Casey’s also incorporates these features into acquired stores wherever possible.

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To date, including acquired stores, Casey’s has incorporated the features of the new store design in 132 of its approximately 1,500 stores. Initial results have been very positive with significant increases above the chain-wide average in high margin prepared food sales.

Favorable gas margin environment

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The Company has sustained gas margins above historic targets. Casey’s has communicated a goal for gas margins of 10.5¢ – 11.0¢ per gallon over the five fiscal years ended April 30, 2010. In recent years, the Company has sustained gas margins well in excess of this goal. The average gas margin per gallon for the five fiscal years ended April 30, 2010 has been 12.5¢ and for the three fiscal years ended April 30, 2010 has been 13.6¢.

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Casey’s has announced an average gas margin of 16.4¢ per gallon for the first quarter of the 2011 fiscal year, which is almost 3¢ in excess of the 2011 fiscal year goal, and expects that a favorable gas margin environment will continue.  Since Casey’s pumps approximately 350 million gallons per quarter, the margin improvements have the potential to contribute significantly to Casey’s results.

Best-in-class retailer with industry leading margins, double-digit EPS growth and a track record of returning value to shareholders

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Casey’s has industry-leading inside-sales margins. For the fiscal year ended April 30, 2010, the Company’s inside-sales margin was 42%, driven by a 64% margin in the Company’s proprietary prepared food program. This performance significantly exceeds the 34% average inside-sales margin achieved by convenience store peers during the same period. Casey’s inside-sales margin for the first quarter of the 2011 fiscal year was 41%, including a 64% margin in the Company’s proprietary prepared food program.

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The Company has generated double-digit annual earnings per share (EPS) growth for the past five fiscal years. The Company’s consistent out-performance in both sales growth and margins has enabled Casey’s to deliver a 18% compounded annual growth rate in EPS over the five fiscal years ended April 30, 2010. Net income has almost doubled during that period and was in excess of $110 million for the 12 month period ended July 31, 2010.

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Casey’s has a track record of returning value to shareholders. Over the past five fiscal years, Casey’s has increased its dividend at a 17.3% compounded annual growth rate. Casey’s increased its dividend at the start of the 2011 fiscal year and again at the start of the second quarter of the 2011 fiscal year, which will result in an increase in the annual dividend of 48.5% (assuming no further increases in the 2011 fiscal year) over the 2010 fiscal year. The Company’s dividend payout ratio for the 12 month period ended July 31, 2010, was 17%, the highest ratio among industry peers (which does not include the recently announced $0.135 per Casey’s Common Share dividend payable on November 15, 2010).

Highly differentiated business model, high margin products, strategically complementary distribution system, less volatile sales and customer loyalty

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Casey’s differentiated business model focuses on meeting the needs, and developing the loyalty, of residents in predominantly smaller communities.  Over 60% of the Company’s stores are located in towns with populations of fewer than 5,000. This business model creates very strong awareness of the Casey’s brand among its customers. Casey’s business has thrived on repeat local customer traffic, and the Company is not as reliant on transient traffic as some of its more urban-focused competitors.

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The Company’s industry-leading proprietary prepared food program reinforces customer loyalty and financial performance. The Company’s proprietary food program leads the industry in terms of profitability and product offering. The Company continues to expand its prepared food product offering with high margin products which drive continued traffic. Prepared food sales also reduce the volatility experienced by other convenience store operators who are more dependent on gasoline and cigarette sales.

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The Company is one of few convenience store operators to own and operate its own distribution network. All stores are within a highly efficient radius of 500 miles of the distribution center, which has capacity to support over 2,000 stores. This system enables the Company to deal directly with suppliers, reduce costs, and respond quickly to changing consumer tastes.

Couche-Tard is attempting to utilize the strong balance sheet and real estate position built by Casey’s to subsidize the Offer and transfer value to Couche-Tard’s shareholders.

Even after the recapitalization, Casey’s balance sheet is among the strongest in the convenience store sector

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Casey’s leverage level is significantly lower than the peer group average. The Company’s strong balance sheet provides Casey’s with flexibility to pursue its significant organic growth opportunities, value creating acquisitions or other transactions that generate value for shareholders.

●	Casey’s strong balance sheet, and the opportunities that arise from it, is an asset that belongs to Casey’s shareholders and should not be handed over to Couche-Tard.

●	Even after the recapitalization, Casey’s balance sheet is among the strongest in the convenience store sector with significant opportunities remaining to generate additional value for shareholders.

Casey’s owns the land and buildings for almost the entirety of its operations

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Casey’s owns the land and buildings for 98% of its approximately 1,500 stores, its corporate headquarters and distribution center. This real estate value is currently embedded within Casey’s and is an asset that belongs to Casey’s shareholders that should not be handed over to Couche-Tard.

Couche-Tard could ultimately use Casey’s owned real estate to subsidize its offer

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The Board believes that if Couche-Tard consummates the Offer, it would attempt to monetize Casey’s real estate through sale-leaseback transactions, consistent with actions taken by Couche-Tard in prior acquisitions.

●	Couche-Tard should not be permitted to capture the significant value of Casey’s real estate that rightly belongs to Casey’s shareholders.

The timing of the Offer is highly opportunistic and takes advantage of extraordinary equity market volatility.

The Offer is intended to take advantage of a temporary valuation dislocation

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Couche-Tard made its initial proposal at a time when the Company was experiencing a depressed trading multiple due to the impact of the recession and severe weather within the Company’s operating territory.

●	Couche-Tard recognizes this – it has publicly stated its strategy to acquire U.S. companies on the cheap before the economic recovery restores stock prices to their full value.

Casey’s is well-positioned to excel as the economy recovers

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Casey’s has navigated the downturn successfully and is extremely well-positioned to benefit as the economic recovery continues. Casey’s strong balance sheet and business strengths position the Company to pursue strategic acquisitions and other growth opportunities.

●	The Company also believes that its strong operations, ongoing strategic initiatives and loyal customer base will enable Casey’s to accelerate same store sales growth and overall profitability.

The Offer represents a low control premium and a low EBITDA multiple, and the value proposition for Casey’s has dramatically increased since April 2010.

The Offer represents a low premium

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The Offer represents a mere 1.6% premium to Casey’s average stock price since the announcement of the recapitalization plan and prior to the announcement of the increase in the Offer Price.  The Offer is a 1.8% premium to Casey’s average stock price since the expiration of the recapitalization plan and prior to the announcement of the increase in the Offer Price and a 1.3% premium to the $38 price at which Casey’s purchased Casey’s Common Shares in the recapitalization plan.

●	These premiums are all significantly lower than the 31% median premium for all cash acquisitions of U.S. companies in transactions valued between $1 billion and $3 billion in 2009 and 2010 to date.

The value proposition for Casey’s has dramatically increased since April 2010

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Couche-Tard has asserted that, absent the Offer, the market value of Casey’s stock would have declined along with the S&P 500 Index and the S&P Retail Index. This assertion is contrary to Casey’s historical performance relative to these indexes. In fact, Casey’s U.S. sector peers have also outperformed both indexes and increased 39% on average since April 8, 2010, the day before Couche-Tard made its acquisition proposal public.

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The median EPS estimate of research analysts who have provided EPS estimates that take into account the recapitalization reflects a 20.8% increase in 2011 fiscal year EPS and a 25.9% increase in 2012 fiscal year EPS over the median fiscal 2011 and 2012 EPS estimates of analysts who covered Casey’s prior to April 9, 2010, the day Couche-Tard announced its original offer. Assuming the recapitalization plan occurred at the beginning of our 2011 fiscal year, the median post-recapitalization 2011 EPS estimate, on a pro forma basis, would be $2.84 per share, a 25.8% increase.

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The current median price target of the research analysts who have provided price targets that take into account the recapitalization is $45.00 per Casey’s Common Share, a 36.4% increase over the median price target of the analysts who had provided price targets for Casey’s Common Shares prior to Couche-Tard’s original offer.

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A majority of post-recapitalization Casey’s Common Shares were not tendered in the Self-Tender Offer even at $40.00 per Casey’s Common Share (52% of the approximately 37.8 million Casey’s Common Shares remaining after the recapitalization plan did not tender at any point in the range).

The Offer represents a low EBITDA multiple compared to historical industry trading multiples

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The earnings before interest, tax, depreciation and amortization (EBITDA) multiple implied by the Offer is 7.1x LTM EBITDA for the 12 months ended July 31, 2010 (based on Casey’s LTM EBITDA of $273 million, including the addback of a one-time charge of $13.1 million related to the evaluation of the unsolicited offer and related actions by Couche-Tard). The 7.1x LTM EBITDA multiple compares to a five year average LTM EBITDA trading multiple of 7.6x for the convenience store sector (the peer group plus Casey’s), a multiple which does not give effect to any control premium.

●	Couche-Tard’s statements that its Offer implies a multiple of 7.5x LTM EBITDA continue to inaccurately portray the EBITDA multiple implied by the Offer.

The Offer does not fully compensate Casey’s shareholders for the potential synergy value of a combination.

In public statements, Couche-Tard President and Chief Executive Officer Alain Bouchard has recognized that there are “expanded opportunities and resources” available in a combination of Casey’s and Couche-Tard. The Board believes that an acquisition of Casey’s would significantly expand Couche-Tard’s presence in the Midwest and enable Couche-Tard to realize purchasing synergies and administrative cost savings. Given that Couche-Tard’s offer represents a discount to historical standalone trading multiples for the convenience store sector, it is clear that the Offer does not provide value for these realizable synergy opportunities to Casey’s shareholders.

Casey’s has received a preliminary proposal from a strategic third party for a consensual transaction at $40.00 per Casey’s Common Share.

On September 2, 2010, Casey’s received a preliminary proposal from a strategic third party for a consensual transaction at $40.00 per Casey’s Common Share in cash.  The Board reviewed the proposal and unanimously determined that the proposal substantially undervalues the Company.  While the Board firmly believes that Casey’s value substantially exceeds $40.00 per Casey’s Common Share, it has authorized discussions with the third party to explore whether a transaction can be reached that reflects the true value of Casey’s and is in the best interests of Casey’s, its shareholders and its other constituencies.

The Offer is financially inadequate.

The Board considered the fact that Goldman Sachs rendered an oral opinion to the Board, subsequently confirmed in writing, that as of September 6, 2010 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Casey’s Common Shares (other than Couche-Tard Sub and any of its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated September 6, 2010, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex E. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of Casey’s Common Shares should tender such Casey’s Common Shares in connection with the Offer or any other matter.

The Board believes the recapitalization plan has generated significant value for Casey’s shareholders and was financially prudent given the Company’s strong balance sheet and careful use of capital.

●	The $500 million recapitalization plan has generated significant value and enhanced returns for Casey’s shareholders while permitting Casey’s to continue executing on its strategic growth initiatives.

●	The recapitalization plan is highly accretive to Casey’s diluted earnings per share, and shareholders were given the option to continue participating in the Company’s substantial upside.

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Given Casey’s strong business and careful use of capital, Casey’s was able to obtain financing for the recapitalization at an attractive rate. Casey’s expects that the recapitalization plan will not interfere with its ability to pursue its strategic growth plan.  Casey’s post-recapitalization debt levels are among the lowest in the industry, and Casey’s currently has minimal rental expense.

Couche-Tard’s Offer is highly conditioned and raises the question of whether the Offer will ever close.

Multiple conditions

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The Offer is expressly conditioned on Couche-Tard having available to it proceeds of financings contemplated by the Credit Agreement (as defined in the Offer to Purchase) and its existing credit facilities or such other financings that are sufficient, together with cash on hand, to consummate the Offer and the Second Step Merger, and to refinance, as necessary, all debt of Casey’s and Couche-Tard that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Second Step Merger, or the financing thereof, and to pay all related fees and expenses.

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The Offer is conditioned on none of the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 declining in excess of 15% from the close of business on June 1, 2010. Given the extraordinary ongoing volatility in equity markets, such an event could unfold and Couche-Tard would not be obligated to consummate the Offer.

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The Offer is conditioned on Casey’s not taking certain actions that are within the normal course of business operations. This includes conditions that Casey’s does not grant any options or other forms of equity compensation.  On June 23, 2010, Casey’s granted 2,000 restricted stock units to each of its non-employee directors.

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The Offer is conditioned on Casey’s not declaring any dividends during the term of the Offer, including its regular quarterly dividend. On June 10, 2010 and September 6, 2010, Casey’s declared its regular quarterly dividend for the fourth quarter of the 2010 fiscal year payable on August 16, 2010 and the first quarter of the 2011 fiscal year payable on November 15, 2010, respectively.

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The Offer is conditioned on Casey’s not incurring any debt otherwise than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Couche-Tard Sub, burdensome covenants or security provisions, or failing to cause the Note Agreement (as defined in Item 7 of this Statement), together with the Notes, to be amended to reflect terms and conditions reasonably satisfactory to Couche-Tard, including the deletion of any obligation of Casey’s to pay, or any right of the holders of the Notes to receive the payment of, a Make-Whole Amount (as defined in the Note Agreement) in connection with a Change in Control (as defined in the Note Agreement).  This condition is virtually incapable of fulfillment.

Couche-Tard’s revised financing condition and its announced financing are still highly conditional

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While Couche-Tard has announced that it has entered into the Credit Agreement for a loan to provide financing for a portion of the Offer, Couche-Tard’s ability to receive funds under the Credit Agreement is highly conditional.  Among other conditions, in order to draw funds from the lenders, Couche-Tard must either repay its existing bank debt or obtain a consent or waiver from the lenders under such debt and, under certain circumstances, must cause its existing lenders to enter into an intercreditor agreement with the banks party to the Credit Agreement.  Further, Couche-Tard is not eligible to receive any funding under the Credit Agreement unless it meets certain financial tests on a pro forma basis.  In essence, Couche-Tard has transferred the conditionality of its financing from the terms of the Offer to the terms of the Credit Agreement.

Almost five months into its “offer”, Couche-Tard still has not obtained antitrust clearance

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The Offer is expressly conditioned on all waiting periods under the HSR Act having expired or been terminated.  After making and subsequently withdrawing its HSR filing in June and then notifying Casey’s that it intended to resubmit its HSR filing in July and then withdrawing such notice approximately a week later, Couche-Tard has not yet to date notified Casey’s that it intends to make its HSR filing – a necessary step to satisfy one of the conditions to its Offer.

The nature and status of these numerous significant conditions mean that the Offer may be illusory and stockholders cannot be assured that Couche-Tard will consummate the Offer.

Couche-Tard is using questionable tactics in an attempt to facilitate its inadequate Offer. It accumulated a significant position in Casey’s with stealth and then traded out of almost its entire stake.

●
Prior to April 9, 2010 (the date that Couche-Tard made public its offer to acquire Casey’s), Couche-Tard had accumulated a stake of 1,975,362 Casey’s shares through a third party brokerage account, which represented approximately 3.9% of the issued shares of the Company.

●
Shortly after Couche-Tard made public its offer of $36 per share on April 9, it sold almost all of its shares at an average price of $38.43 per share, thereby profiting on the market’s reaction to Couche-Tard’s public announcement of its own offer. The sale resulted in a gain (net of expenses) of approximately $13.9 million, which comprised 20.2% of Couche-Tard’s earnings for the fiscal quarter ended April 25, 2010.

●
The 1,975,000 shares sold by Couche-Tard on April 9, 2010 represented 12.7% of the trading volume in Casey’s stock on that day and 17% of the total trading volume in Casey’s stock during market hours on that day. Couche-Tard currently owns only 362 Casey’s shares.

●
Couche-Tard has repeatedly stated that it is committed to buying Casey’s. However, Couche-Tard’s decision to sell a significant ownership stake which would have been helpful to them in a proxy contest raises serious questions about their level of commitment to completing a transaction.

Couche-Tard has sought to mislead Casey’s shareholders with respect to the level of dialogue between Casey’s and Couche-Tard.

●
When Couche-Tard made its Offer public, it intentionally sought to create the impression that Couche-Tard and Casey’s had been in active dialogue about a Couche-Tard acquisition of Casey’s since the Fall of 2009 by stating, “ As we have stated in our prior correspondence, including our initial contact in October 2009…” and “ Despite our repeated efforts starting in October 2009 to engage in negotiations …”.

●
These statements are misleading and patently incorrect, as the current record now clearly shows. Couche-Tard made only two phone calls to Casey’s in the Fall of 2009, in which no proposal was made, then opportunistically timed its Offer as Casey’s business and the economy began to recover.

Couche-Tard has mischaracterized Casey’s employment agreements with its officers.

●	In its public statements, Couche-Tard has mischaracterized the amended change-of-control agreements with Casey’s officers and the new employment agreement with Mr. Myers.

●
All of the change-of-control agreements with Mr. Myers and the other officers were entered into years before Couche-Tard made the Offer, and the recent updates were not prompted by the Offer. The new employment agreement with Mr. Myers, which replaced his existing agreement, was entered into to extend the term of Mr. Myers’s employment with Casey’s. The new employment agreement was not prompted by the Offer, and in fact the terms of the agreement were under discussion prior to Couche-Tard making any offer for Casey’s.

●
The changes in the other agreements with the officers were made in response to federal tax law changes and to provide that severance payments are triggered upon the occurrence of a change in control rather than the shareholder approval of a change in control. These changes result in a net benefit to Casey’s shareholders because, even though the two-year extension of employment will commence at a later time, the Company will not incur severance costs or be required to provide the other change of control benefits with respect to a change of control transaction that is approved by the shareholders but not ultimately consummated. Also, the dollar amounts of the severance packages did not change. The change of control provisions in the amended agreements are no more favorable to the officers, including Mr. Myers, than the terms in their then-existing agreements.

Consummation of the Offer would adversely impact Casey’s other constituencies.

The Board believes that the consummation of the Offer would have an adverse impact on Casey’s employees, suppliers, creditors, customers and the communities in which Casey’s operates. The Board’s belief is based, among other things, on the differences in the manner in which Casey’s and Couche-Tard are operated and managed, Couche-Tard’s integration of prior acquisitions and Couche-Tard’s stated intention to incur additional indebtedness to finance the Offer, which would result in Couche-Tard’s increased leverage. Casey’s is continuing to evaluate the impact of the consummation of the Offer on its various constituencies.

Accordingly, the Board recommends that Casey’s shareholders reject the Offer and NOT tender their Casey’s Common Shares in the Offer.

“Item 4. The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Intent to Tender” of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

To the knowledge of Casey’s, after making reasonable inquiry, none of the Company’s directors, executive officers, affiliates or subsidiaries currently intends to tender any Casey’s Common Shares held of record or beneficially owned by such person pursuant to the Offer.

ITEM 7.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

“Item 7. Purpose of the Transaction and Plans or Proposals - Subject Company Negotiations” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the eighth paragraph:

As discussed in Item 4.  The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Background of the Offer”, on September 2, 2010, Mr. Myers received a call from a strategic third party preliminarily proposing the Third Party Proposal.  The Board reviewed the Third Party Proposal and, after consultation with the Advisors, unanimously determined that the Third Party Proposal substantially undervalues the Company. While the Board firmly believes that Casey’s value substantially exceeds $40.00 per Casey’s Common Share, it has authorized discussions with the third party to explore whether a transaction can be reached that reflects Casey’s true value and is in the best interests of Casey’s, its shareholders and its other constituencies.

ITEM 8.  ADDITIONAL INFORMATION

“Item 8. Additional Information - Second-Step Merger Provisions” of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph with the following:

The purpose of the Offer as stated by Couche-Tard in the Offer to Purchase is to acquire control of, and ultimately the entire equity interest in, Casey’s. Couche-Tard has indicated that it intends, promptly after completion of the Offer, to consummate the Second-Step Merger, with holders of Casey’s Common Shares receiving $38.50 in cash for each outstanding Casey’s Common Share.

“Item 8. Additional Information - Certain Litigation - Litigation with Couche-Tard” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the third paragraph:

On August 24, 2010, Couche-Tard filed a purported amended answer and affirmative defenses and also asserted various additional counterclaims for declaratory and injunctive relief.  In addition to the claims asserted and relief sought in its initial answer, the amended answer asserts claims for tortious interference with prospective business relations in connection with the recapitalization plan and breach of fiduciary duty in connection with the recapitalization plan as well as, among other relief, an order enjoining Casey’s and the Board from implementing the recapitalization plan pending a trial on the merits, imposing a constructive trust over the proceeds received from the issuance of the Notes and awarding damages. The parties have agreed to confer with regard to a briefing schedule to address these additional counterclaims. Casey’s and the Board believe the additional counterclaims are without merit and intend to defend against them vigorously.  On September 1, 2010, the court held a hearing on the Company’s application for preliminary injunctive relief.

“Item 8. Additional Information - Certain Litigation - Shareholder Litigation” of the Schedule 14D-9 is hereby amended and supplemented by replacing the third paragraph in its entirety with the following:

On July 21, 2010, a purported class action complaint (the “Carpenters Pension Trust Complaint”) was filed in the United States District Court for the Southern District of Iowa, captioned Kentucky State District Council of Carpenters Pension Trust Fund v. Myers, et al., Case No. 4:10-cv-00332, on behalf of a putative class of Casey’s shareholders against Casey’s and the Board. In the Carpenters Pension Trust Complaint, the plaintiff asserts a claim for breach of fiduciary duty in connection with the Offer, and seeks, among other things, a declaration that the Board has breached its fiduciary duties to plaintiff and the class, an injunction preventing the Board from initializing defensive measures which may render the acquisition of Casey’s unduly burdensome or expensive for a potential acquirer, an order requiring the Board to rescind or redeem the Rights or declaring the Rights invalid and invalidating amendments to certain employment agreements, imposition of a constructive trust in favor of plaintiff and the class and an award of plaintiff’s costs. On August 13, 2010, Casey’s filed a motion to dismiss the Carpenters Pension Trust Complaint. On August 20, 2010, the plaintiffs in the Carpenters Pension Trust Complaint filed an amended complaint.  In addition to the claims asserted and relief sought in the initial complaint, the amended complaint asserts claims that the Board violated Section 20(a) and Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder for allegedly making untrue or misleading statements in this Statement and the Casey’s Proxy Statement, and includes allegations that the recapitalization plan was in breach of the Board’s fiduciary duties.  On August 25, 2010, the plaintiffs in the Carpenters Pension Trust Complaint filed a motion for preliminary injunction and temporary restraining order seeking to bar Casey’s and the Board from enforcing Section 8.7 of the Note Agreement relating to changes of control and also seeking an expedited trial on the matter.  On August 30, 2010, the plaintiffs in the Carpenters Pension Trust Complaint filed a motion for leave to file a second amended complaint.  In addition to the claims asserted and relief sought in the initial complaint and amended complaint, the purported second amended complaint includes a claim against the holders of the Notes for aiding and abetting the breach of fiduciary duty by the Board and seeks an order declaring the recapitalization plan invalid and in derogation of the Board’s fiduciary duties.  On September 3, 2010, Casey’s filed a response to plaintiff’s motion for leave to file a second amended complaint.

ANNEX B

“Annex B - Conditions to the Offer” to the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth bullet point of the first paragraph in its entirety as follows:

●
The “Financing Condition” - Couche-Tard having available to it proceeds of financings contemplated by the Credit Agreement and its existing credit facilities or such other financings that are sufficient, together with cash on hand, to consummate the Offer and the Proposed Merger, and to refinance, as necessary, all debt of Casey’s and Couche-Tard that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Proposed Merger, or the financing thereof, and to pay all related fees and expenses.

ANNEX E

Annex A attached to this Amendment is hereby inserted as “Annex E” to the Schedule 14D-9.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
(a)(32)	Press Release issued by Casey’s General Stores, Inc., dated September 7, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed September 7, 2010).
(a)(33)	Press Release issued by Casey’s General Stores, Inc., dated September 7, 2010 (incorporated by reference to Exhibit 99.2 to Casey’s General Stores, Inc.’s Form 8-K filed September 7, 2010).
(a)(34)	Letter to shareholders of Casey’s General Stores, Inc., dated September 7, 2010 (incorporated by reference to Exhibit 99.3 to Casey’s General Stores, Inc.’s Form 8-K filed September 7, 2010).
(a)(35)	Employee communication, dated September 7, 2010 (incorporated by reference to Exhibit 99.4 to Casey’s General Stores, Inc.’s Form 8-K filed September 7, 2010).
(a)(36)	Investor presentation, dated September 7, 2010 (incorporated by reference to Exhibit 99.5 to Casey’s General Stores, Inc.’s Form 8-K filed September 7, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASEY'S GENERAL STORES, INC.

	By:	/s/ Robert J. Myers
		Name:	Robert J. Myers
		Title:	President and Chief Executive Officer
Dated: September 7, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(32)	Press Release issued by Casey’s General Stores, Inc., dated September 7, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed September 7, 2010)
(a)(33)	Press Release issued by Casey’s General Stores, Inc., dated September 7, 2010 (incorporated by reference to Exhibit 99.2 to Casey’s General Stores, Inc.’s Form 8-K filed September 7, 2010)
(a)(34)	Letter to shareholders of Casey’s General Stores, Inc., dated September 7, 2010 (incorporated by reference to Exhibit 99.3 to Casey’s General Stores, Inc.’s Form 8-K filed September 7, 2010).
(a)(35)	Employee communication, dated September 7, 2010 (incorporated by reference to Exhibit 99.4 to Casey’s General Stores, Inc.’s Form 8-K filed September 7, 2010)
(a)(36)	Investor presentation, dated September 7, 2010 (incorporated by reference to Exhibit 99.5 to Casey’s General Stores, Inc.’s Form 8-K filed September 7, 2010).

ANNEX A

September 6, 2010

Board of Directors
Casey’s General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa 50021

Ladies and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc. (the “Company”) of the $38.50 per Share in cash (the “Consideration”) proposed to be paid to such holders in the Amended Offer (as defined below).  The terms of the amended offer to purchase (the “Amended Offer to Purchase”) and related amended letter of transmittal (which, together with the Amended Offer to Purchase, constitutes the “Amended Offer”) contained in the Tender Offer Statement on Schedule TO filed by Alimentation Couche-Tard Inc. (“Parent”) and ACT Acquisition Sub, Inc., an indirect wholly owned subsidiary of Parent (the “Offeror”), with the Securities and Exchange Commission on June 2, 2010, as amended through Amendment No. 15 to the Tender Offer Statement on Schedule TO filed by Parent and the Offeror with the Securities and Exchange Commission on September 3, 2010 (as amended, the “Amended Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction of certain conditions set forth in the Amended Offer, the Offeror will pay the Consideration for each Share accepted.  We note that the Amended Offer to Purchase provides that, following consummation of the Amended Offer, the Offeror intends to consummate a merger with the Company (the “Merger” and, together with the Amended Offer, the “Transactions”) in which all remaining public shareholders of the Company would receive the highest price paid per Share pursuant to the Amended Offer, without interest.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities.  In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Parent, any of their respective affiliates and third parties or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers.  We are acting as financial advisor to the Company in connection with its consideration of the Amended Offer and other matters pursuant to our engagement by the Company.  We have received a fee and expect to receive additional fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Amended Offer is consummated.  The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.  We may also in the future provide investment banking services to the Company, Parent and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Amended Schedule TO, including the Amended Offer to Purchase and related amended letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company filed with the Securities and Exchange Commission on June 8, 2010, as amended through Amendment No. 22 to the Solicitation/Recommendation Statement of the Company, which Amendment No. 22 will be filed on Schedule 14D-9/A, in the form approved by you on the date of this opinion; annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended April 30, 2010; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company; annual reports to shareholders and Annual Information Forms on Form 40-F of Parent for the fiscal years ended April 25, 2010, April 26, 2009, April 27, 2008, April 29, 2007 and April 30, 2006; certain interim reports to shareholders and quarterly reports on Form 6-K of Parent; certain other communications from the Company and Parent to their respective shareholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company prepared by its management reflecting the recently completed recapitalization, as approved for our use by the Company (the “Forecasts”).  We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of Parent for, and the potential benefits for Parent of, the Transactions and the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the convenience store industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information.  In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company.  We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters.  This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer.  We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions.  In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions to, or any consideration received in connection therewith by, Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Amended Offer or otherwise.  We are not expressing any opinion as to the prices at which the Shares will trade at any time.  Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.  Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Amended Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Amended Offer or any other matter.  This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer is inadequate from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.